UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 000-14740

Premium Nickel Resources Ltd.

(Translation of registrant's name into English)

100 King Street West, Suite 3400

Toronto, Ontario, M5X 1A4

Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Nickel Resources Inc. (Registrant)

Date: December 22, 2022	By:	/s/ Sarah Zhu
	Name:	Sarah Zhu
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit	Description

99.1	News Release dated December 22, 2022